UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G /A

Under the Securities Exchange Act of 1934

(Amendment No. 6 )*

ALADDIN KNOWLEDGE SYSTEMS LIMITED
(Name of Issuer)

Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share
(Title of class of Securities)

M0392N
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1 (d)

*Theremainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

THIS SUBMISSION IS MADE TO CORRECT A CLERICAL ERROR IN THE SCHEDULE 13G FILED BY THE
UNDERSIGNED ON FEBRUARY 14, 2005

Page 1 of 4 Pages

CUSIP NO. M0392N	13G	Page 2 of 4 Pages

1	NAME OR REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jacob (Yanki) Margalit (no social security number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,017,461 Ordinary Shares
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 2,017,461 Ordinary Shares
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,017,461 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.3%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. M0392N	13G	Page 3 of 4 Pages

Item 1.

(a)	Aladdin Knowledge Systems Limited

(b)	15 Beit Oved Street, Tel Aviv 61110, Israel

Item 2.

(a)	Jacob (Yanki) Margalit

(b)	15 Beit Oved Street, Tel Aviv 61110, Israel

(c)	Israel

(d)	Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share

(e)	M0392N

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	2,017,461 Ordinary Shares

(b)	16.3%

(c)	(i)	2,017,461 Ordinary Shares

(ii)	None

(iii)	2,017,461 Ordinary Shares

(iv)	None

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP NO. M0392N	13G	Page 4 of 4 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16 , 2005 —————————————— Date

/s/ Jacob (Yanki) Margalit —————————————— Signature

Jacob (Yanki) Margalit —————————————— Name/Title